#5

05007074

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shangri-La Asia Ltd

*CURRENT ADDRESS

PROCESSED

APR 07 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5006 FISCAL YEAR 12-31-04

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 4/7/05

ARLS
12-31-04

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司 *

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

2004 FINAL RESULTS ANNOUNCEMENT

The Directors of Shangri-La Asia Limited (the "Company") are pleased to announce the audited consolidated final results of the Company and its subsidiaries (the "Group"), and associated companies for the year ended 31 December 2004.

The consolidated profit attributable to shareholders for the year ended 31 December 2004 increased to US$141.5 million (US6.04 cents per share) from US$72.7 million (US3.33 cents per share) in respect of 2003.

The consolidated net asset value stood at US$3,109 million (US$1.29 per share) as at 31 December 2004 compared to US$2,624 million (US$1.20 per share) as at 31 December 2003 and the Group's net borrowings to shareholders' equity ratio was 28.6% compared to 40.6% as at 31 December 2003.

The Directors recommend a final dividend of **HK10 cents** per share for 2004 payable to shareholders whose names appear on the Registers of Members of the Company on Thursday, 26 May 2005. With the interim dividend of HK9 cents per share paid in December 2004, the total dividend for 2004 is HK19 cents per share (2003: HK14 cents).

Subject to shareholders' approval of the payment of the final dividend at the forthcoming Annual General Meeting of the Company, the proposed final dividend is expected to be paid on Wednesday, 8 June 2005.

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December

	Note	**2004** *US$'000*	2003 *US$'000*
Turnover	2	**725,523**	540,417
Cost of sales		**(308,510)**	(234,383)
Gross profit		**417,013**	306,034
Other revenues		**28,345**	23,692
Marketing expenses		**(31,523)**	(25,599)
Administrative expenses		**(58,933)**	(51,816)
Other operating expenses		**(159,517)**	(116,322)
Operating profit before finance costs		**195,385**	135,989
Finance costs		**(45,831)**	(47,244)

	Note	2004	2003
Operating profit	4	**149,554**	88,745
Share of results of associated companies		**47,524**	39,668
Profit before taxation		**197,078**	128,413
Taxation	5	**(44,527)**	(46,403)
Profit after taxation		**152,551**	82,010
Minority interests		**(11,065)**	(9,343)
Profit attributable to shareholders		**141,486**	72,667
Interim dividend paid		**27,298**	16,767
Proposed final dividend		**30,861**	24,258
Basic earnings per share	6	**US6.04 cents**	US3.33 cents
Diluted earnings per share	6	**US5.90 cents**	US3.33 cents

FINANCIAL HIGHLIGHTS

As at 31 December

	2004	2003
Shareholders' equity *(in US$ millions)*	**3,109.0**	2,624.0
Net borrowings (Total of bank loans, overdrafts, convertible bonds and other borrowings less cash and bank balances) *(in US$ millions)*	**890.0**	1,064.9
Net asset value per share *(in US$)*	**1.29**	1.20
Net borrowings to shareholders' equity ratio	**28.6%**	40.6%
Issued shares *(in millions)*	**2,404.3**	2,181.3

Notes:

1. **Principal accounting policies and basis of presentation**

The accounting policies and methods of computation used in the preparation of these accounts are consistent with those used in the annual accounts for the year ended 31 December 2003. In addition, the Group has issued convertible bonds during the year and the accounting policy adopted by the Group on convertible bonds is as follows:

Convertible bonds are stated in the balance sheet at face value plus the accrued redemption premium. The redemption premium is accrued using effective interest rate method. The issuance costs incurred for the arrangement of convertible bonds are capitalised and amortised on a straight-line basis over the period of convertible bonds.

2. **Turnover**

Turnover represents revenue from hotel operations, which comprise room rentals, food and beverage sales and rendering of ancillary services, hotel management and related services, and real estate operations.

3. **Segmental reporting**

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	–	hotel ownership, operation and management
Mainland China	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
The Philippines	–	hotel ownership, operation and management
Singapore	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
Thailand	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
Malaysia	–	hotel ownership, operation and management, golf club ownership and operation
	–	ownership and leasing of office, commercial and serviced apartments
Other countries	–	hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	–	ownership and operation of hotel business
Hotel management	–	provision of hotel management and related services
Property rentals	–	ownership and leasing of office, commercial and serviced apartments

An analysis of the Group's revenue and results for the year by geographical segments by location of assets is as follows:

Segment revenue and results ***(US$'000)***
For the year ended 31 December 2004

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Turnover									
External sales	155,176	219,208	88,431	102,144	46,856	82,651	31,057	-	725,523
Inter-segment sales	5,361	10,415	4,744	2,514	2,103	2,411	784	(28,332)	-
Total	160,537	229,623	93,175	104,658	48,959	85,062	31,841	(28,332)	725,523
Results									
Segment results	8,763	78,156	25,314	30,314	18,869	5,178	7,209	-	173,803

Interest income									4,662
Dividend income									1,446
Net realised gains on other investments									8,870
Net unrealised gains on other investments									12,032
Unallocated corporate expenses									(9,764)
Amortisation of negative goodwill									5,506
Loss on disposal of partial interest in a subsidiary									(1,170)
Operating profit before finance costs									195,385
Finance costs									(45,831)
Operating profit									149,554
Share of results of associated companies	-	41,746	-	2,230	-	2,623	925	-	47,524
Taxation									(44,527)
Minority interests									(11,065)
Profit attributable to shareholders									141,486

For the year ended 31 December 2003

	The People's Republic of China Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Turnover									
External sales	105,744	158,102	71,060	76,901	33,352	66,939	28,319	-	540,417
Inter-segment sales	2,870	8,030	3,597	1,729	1,709	1,784	706	(20,425)	-
Total	108,614	166,132	74,657	78,630	35,061	68,723	29,025	(20,425)	540,417
Results									
Segment results	(9,742)	53,587	14,676	11,169	11,079	11,289	4,636	-	96,694
Interest income									2,634
Dividend income									1,427
Net realised gains on other investments									676
Net unrealised gains on other investments									17,672
Provision for impairment losses on other land	-	(9,500)	-	-	-	-	-	-	(9,500)
Unallocated corporate expenses									(4,551)
Amortisation of negative goodwill									5,893
Surplus on valuation of investment properties	-	12,670	-	12,374	-	-	-	-	25,044
Operating profit before finance costs									135,989
Finance costs									(47,244)

Operating profit									88,745
Share of results of associated companies	-	36,511	-	1,074	-	1,135	948	-	39,668
Taxation									(46,403)
Minority interests									(9,343)
Profit attributable to shareholders									72,667

An analysis of the Group's turnover and results for the year by business segments is as follows:

	2004		2003	
	Turnover ***US$'000***	**Segment Results** ***US$'000***	Turnover *US$'000*	Segment Results *US$'000*
Hotel operation				
– Room rentals	**364,219**		253,614	
– Food and beverage sales	**280,022**		221,387	
– Rendering of ancillary services	**50,855**		40,987	
	695,096	**163,510**	515,988	91,042
Hotel management and related service fees	**40,683**	**3,440**	28,735	1,243
Property rentals	**18,076**	**6,853**	16,119	4,409
Elimination	**(28,332)**	**–**	(20,425)	–
	725,523	**173,803**	540,417	96,694

4. **Operating profit**

	2004 ***US$'000***	2003 *US$'000*
Operating profit is stated after crediting and charging:		
Crediting		
Interest income	**4,662**	2,634
Dividend income from other investments	**1,446**	1,427
Amortisation of negative goodwill	**5,506**	5,893
Net realised gains on other investments	**8,870**	676
Net unrealised gains on other investments	**12,032**	17,672
Surplus on valuation of investment properties	**–**	25,044
Charging		
Depreciation of fixed assets	**39,038**	36,702
Discarding of fixed assets due to properties renovations	**9,828**	14,742
Discarding of fixed assets due to redevelopment of a resort	**10,225**	–
Loss on disposals of fixed assets	**928**	28
Auditors' remuneration	**663**	618
Operating lease rental in respect of land and buildings	**10,379**	8,818
Cost of inventories sold or consumed in operation	**92,923**	71,131
Staff costs excluding directors' remuneration	**202,205**	162,948
Loss on disposal of partial interest in a subsidiary	**1,170**	–
Provision for impairment losses on other land	**–**	9,500
Total finance costs	**50,229**	49,498
Less: amounts capitalised	**(4,398)**	(2,254)
Net finance costs expensed	**45,831**	47,244

5. **Taxation**

	2004 US$'000	2003 US$'000
Hong Kong profits tax		
– Provision for the year	**4,962**	1,100
– Deferred	**2,428**	1,942
Taxation outside Hong Kong		
– Provision for the year	**20,617**	9,616
– Deferred	**(1,035)**	17,253
Share of taxation attributable to associated companies	**17,555**	16,492
	44,527	46,403

(a) Hong Kong profits tax is provided at 17.5% (2003: 17.5%) on the estimated assessable profits of group companies operating in Hong Kong.

(b) Taxation outside Hong Kong includes withholding tax payable on dividends from subsidiaries and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

(c) Taxation attributable to associated companies represents share of overseas tax provided at the prevailing rates on the estimated assessable profits.

6. **Earnings per share**

(a) Basic earnings per share of US6.04 cents (2003: US3.33 cents) is calculated based on the profit attributable to shareholders of US$141,486,000 (2003: US$72,667,000) and the weighted average number of 2,342,637,343 shares (2003: 2,179,857,870 shares) in issue during the year.

(b) Diluted earnings per share for the year of US5.90 cents is calculated based on the adjusted profit attributable to shareholders of US$146,328,000 (arrived at after adding back the finance costs of the convertible bonds of US$4,842,000) divided by the deemed weighted average number of 2,479,118,529 issued and issuable shares. The deemed weighted average number of shares outstanding during the year is based on the weighted average number of shares in issue during the year after adjusting for the potential weighted average dilutive effects of the exercise of all the outstanding share options under the New Option Scheme (2,391,687 shares) and the conversion of all the convertible bonds (134,089,499 shares). The effects of anti-dilutive potential shares under the Executive Option Scheme have not been taken into account in calculating the diluted earnings per share.

Diluted earnings per share in 2003 was the same as the basic earnings per share as there was no dilution effect arising from the share options granted by the Company.

Details of the New Option Scheme and the Executive Option Scheme are stated under the section headed "Share Option Scheme".

7. **Share capital**

	No. of shares ('000)	*US$'000*
Authorised – Ordinary shares of HK$1 each		
At 1 January 2004 and 31 December 2004	**5,000,000**	**646,496**

Issued and fully paid – Ordinary shares of HK$1 each		
At 1 January 2004	2,181,329	282,003
Issue of shares upon share placement *(note (a))*	183,832	23,568
Allotment of shares upon exercise of share options *(note (b))*	22,754	2,917
Issue of scrip dividend shares *(note (c))*	16,377	2,100
At 31 December 2004	**2,404,292**	**310,588**

(a) In February 2004, the Company under an arrangement involving placement of existing shares and subscription top-up for new shares issued 183,832,000 new shares at HK$7.4 per share to certain companies within the Kuok Group. The associated issuing expenses were US$295,000. The net proceeds from such issue were approximately HK$1,358 million (US$174.1 million).

(b) Details of new shares issued under the New Option Scheme and the Executive Option Scheme are stated under the section headed "Share Option Scheme".

(c) The Company offered to its shareholders a scrip dividend alternative under which the shareholders could elect to receive ordinary shares of HK$1 each in lieu of a cash dividend during the following dividend declaration and ordinary shares were issued under these schemes.

	Number of shares issued	**Issue price per share**	**Issue date**
Interim dividend for the year ended 31 December 2004	15,809,483	HK$8.63	7 December 2004
Final dividend for the year ended 31 December 2003	567,268	HK$7.73	28 July 2004

8. Transfer to/(from) reserves

	2004 *US$'000*	2003 *US$'000*
Surplus/(Deficit) on valuation credited to/(charged against) investment properties revaluation reserve, net of taxation	**123,688**	(17,866)
Surplus on valuation credited to share of investment properties revaluation reserves in associated companies, net of taxation	**31,309**	5,849
Transfer to profit and loss account from investment properties revaluation reserve on disposal of partial interest in a subsidiary	**(324)**	–
Transfer to profit and loss account from share of investment properties revaluation reserves in associated companies on disposal of partial interest in a subsidiary	**(78)**	–
Exchange differences credited to exchange fluctuation reserve *(note 9)*	**26,098**	23,550
Transfer from retained profits to other reserve	**28**	283
Credited to share premium on issue of new shares	**185,774**	1,261

9. Exchange differences arising on translation

The amount of US$26,098,000 (2003: US$23,550,000) represents the movement of the exchange fluctuation reserve during the year. The accounts of overseas subsidiaries and associated companies are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Exchange differences arising on such translation are taken directly to the exchange fluctuation reserve.

Details of the Group's treasury policies are stated under the section headed "Treasury Policies".

10. Contingent liabilities and charges over assets

(a) Contingent liabilities

As at 31 December 2004, contingent liabilities of the Group and the Company were as follows:

(i) The Company executed proportionate guarantees in favour of banks for securing banking facilities granted to certain subsidiaries and associated companies. The utilised amount of such facilities covered by the Company's guarantees and which also represented the financial exposure of the Company at the balance sheet date amounts to US$801,543,000 (2003: US$990,960,000) for the subsidiaries and US$23,469,000 (2003: Nil) for associated companies.

(ii) The Group executed guarantees in favour of banks for securing banking facilities granted to certain associated companies. The utilised amount of such facilities covered by the Group's guarantees for these associated companies at the balance sheet date amounts to US$25,265,000 (2003: US$9,986,000).

(iii) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$10,000,000 (equivalent to US$7,800,000) (2003: A$10,000,000).

(b) Charges over assets

As at 31 December 2004, bank loans of a subsidiary amounting to US$68,000 were secured by charges over certain motor vehicles of the subsidiary with net book values totaling US$112,000.

As at 31 December 2003, bank loan and banking facility of a subsidiary amounting to US$11,765,000 were secured by charges over the investment property and other fixed assets of that subsidiary with net book values totaling US$64,706,000 and other assets totaling US$3,381,000. Bank loan of a subsidiary amounting to US$4,201,000 was secured by charges over other investments of this subsidiary with net book values totaling US$12,349,000. These loans were fully repaid during the year.

Apart from the aforesaid, neither the Group nor the Company had any material contingent liabilities or charges over assets as at 31 December 2004.

11. Commitments for capital expenditure

As at 31 December 2004, the Group's capital commitments include amounts in respect of ongoing capital expenditure at existing properties and its commitments to development projects amounted to approximately:

	2004 *US$'000*	2003 *US$'000*
Contracted but not provided for	**108,439**	142,757
Authorised by Directors but not contracted for	**1,207,487**	749,693
	1,315,926	892,450

OPERATIONS REVIEW

Revenues

Hotel Operations

As at 31 December 2004, the Group has equity interest in 37 operating hotels, including the Portman Ritz-Carlton Hotel, Shanghai and the Shangri-La Hotel, Surabaya (in which the Group has only 10% interest).

The Group's turnover from operations is derived principally from its hotels. The hotel business in the Group's core Asia Pacific region recovered quickly in the second half of 2003 following the June 2003 lifting of World Health Organization and government travel advisories concerning SARS (severe acute respiratory syndrome). The continued turnaround of these businesses in 2004 exceeded expectations, with both room and food and beverage revenues improving significantly. Overall weighted average annual occupancy of Group-owned hotels climbed to 71% compared to 55% for 2003, while weighted average room yield ("RevPAR") registered a 40% year-on-year increase.

The key performance indicators of the Group's hotels on a combined basis are as follows:

	2004			2003		
Country	Occupancy *(%)*	Weighted Average Transient Room Rate *(US$)*	RevPAR *(US$)*	Occupancy *(%)*	Weighted Average Transient Room Rate *(US$)*	RevPAR *(US$)*
The People's Republic of China						
Hong Kong	**71**	**207**	**157**	45	188	113
Mainland China	**72**	**99**	**72**	56	86	49
Singapore	**77**	**111**	**84**	56	105	63
The Philippines	**71**	**101**	**70**	59	92	57
Malaysia	**73**	**64**	**46**	58	59	36
Thailand	**81**	**111**	**87**	57	103	55
Fiji	**65**	**97**	**80**	63	92	60
Indonesia	**47**	**94**	**40**	39	92	32
Myanmar	**48**	**33**	**15**	37	34	12

Notes: (i) *The RevPAR of hotels under renovation have been computed by excluding the number of rooms under renovation.*

(ii) *Performance indicators for hotels in Malaysia has included Shangri-La's Rasa Sayang Resort, Penang while the performance of the Shangri-La Hotel, Surabaya has not been included in these indicators.*

(iii) *Combined revenue is the aggregate of turnover of all operating subsidiaries and associated companies while consolidated revenue relates to operating subsidiaries only.*

Overall combined room rentals increased by 48% to US$521.9 million. Correspondingly, combined food and beverage revenue increased by 31%.

Hotel Management

The hotel management arm of the Group, SLIM International Limited and its subsidiaries (the "SLIM Group"), provides hotel management and/or technical consultation and project management services for hotels under development or renovation and hotel management and marketing services for operating hotels. The SLIM Group has hotel management and/or technical consultation and project management services contracts in respect of all the Group's hotels with the exception of the Portman Ritz-Carlton Hotel, Shanghai. As at 31 December 2004, it also had hotel management contracts in respect of 8 operating hotels and technical services and hotel management contracts in respect of 16 hotel projects owned by third parties in Australia, Mainland China, Malaysia, the Philippines, Taiwan, United Arab Emirates, Sultanate of Oman, Maldives, Qatar, India and Canada.

Aided by the strong recovery of the hotels' business and successful signing of new contracts, the SLIM Group recorded a 49% increase in revenues. However, profit before tax and consolidation adjustments only increased to US$2.7 million from last year's US$0.7 million due to expenses incurred on the development of the appropriate management, marketing and reservation infrastructure to support the major extension effort underway.

Property Rentals

The Group's investment properties are located principally in Shanghai and Beijing and are owned by associated companies. The average yields of the office space in the China World Trade Center ("CWTC") in Beijing, the Beijing Kerry Centre ("BKC"), the Shanghai Kerry Centre ("SKC") and the Shanghai Centre ("SC") recorded increases of 6%, 5%, 5% and 22%, respectively. These four centres also recorded an increase in yields of the commercial space ranging from 5% to 8%. The average occupancy rate for both the office and commercial spaces in these centres was above 90%. The SKC and SC serviced apartments recorded increases in yields of 8% and 15%, respectively. However, the yields of the serviced apartments in Beijing continue to suffer due to over supply. Yields of the serviced apartments in the BKC recorded a decline of 16% while the apartments in the CWTC registered a decline of 10%. The Century Towers Apartments in Beijing, and the serviced apartments in the Century Tower Apartments, Dalian both recorded a 5% increase in yields.

In Singapore, the average yields of serviced apartments increased by 18% and the average yields of the commercial space registered an increase of 11%, with occupancy rates reaching 99%. Yields of the Singapore office space, however, registered a decline of 6%.

In Bangkok, yields of the office space registered a substantial increase of 77%, supported by an increase in the occupancy rate, from 58% to 88%.

In Kuala Lumpur, yields of the office space decreased by 4%, albeit yields of the serviced apartments increased by 19%. In Johor Bahru, yields of the commercial space increased by 13% while those of the office space remained unchanged.

Consolidated Profits

Consolidated profits attributable to shareholders for 2004 increased to US$141.5 million from US$72.7 million in 2003. The financial performance reflected the combined effects of the 34% increase in consolidated turnover and one percentage point increase in the gross profit ratio of the Group's hotels.

CORPORATE DEBT AND FINANCIAL CONDITIONS

Taking advantage of the liquidity in the financial market and the favourable conditions in the stock market, the Group issued zero coupon guaranteed convertible bonds due March 2009 in the aggregate principal amount of US$200 million with an initial conversion price of HK$9.25 per share of the Company (subject to adjustment) in March 2004 with net proceeds of approximately US$196.4 million immediately following the issuance of new shares in February 2004 which generated net proceeds of approximately HK$1,360 million. Unless previously redeemed, converted or purchased and cancelled, these bonds will be redeemed at 114.633 percent of their principal amount on the maturity date. These proceeds provided funding for financing the development of new hotels for the next 3 years.

The Group has also successfully negotiated the reduction of the interest margin for some of its unsecured bilateral Hong Kong dollar loan agreements with individual banks.

Also taking advantage of the current liquidity and strong competitive environment in the banking system, and with a view to addressing its capital commitment requirements for a number of new projects, the Group executed 5 unsecured bilateral dual-currency loan agreements with individual banks in March 2005 in a total amount equivalent to US$524.1 million. These loans have a maturity of 5 years and their all-inclusive cost is 37 basis points over LIBOR or HIBOR at the option of the Group. This gives the Group the flexibility for shifting the denominated currency from time to time considering financial market conditions. These new loans have also served to push out loan maturities and reduced the loan interest margin.

The Group has satisfactorily complied with all covenants under its borrowing agreements.

The analysis of borrowings outstanding as at 31 December 2004 is as follows:

	Maturities of Bank Loans, Overdrafts and Convertible Bonds Contracted as at 31 December 2004				
			Repayment		
(US$ million)	**Within 1 year**	**In the 2nd year**	**In the 3rd to 5th year**	**After 5 years**	**Total**
Borrowings					
Corporate bank loans	76.9	202.6	467.9	–	747.4
Project bank loans and overdrafts	27.0	19.4	39.9	38.7	125.0
Convertible bonds	–	–	204.4	–	204.4
Total	103.9	222.0	712.2	38.7	1,076.8
Undrawn but committed facilities					
Bank loans and overdrafts	470.3	25.0	74.3	14.8	584.4

As at 31 December 2004, all the above borrowings were unsecured except the bank loans of a subsidiary amounting to US$68,000 which were secured by charges over certain motor vehicles of the subsidiary with net book values totaling US$112,000.

The currency-mix of the borrowings and cash and bank balances as at 31 December 2004 is as follows:

(US$ million)	**Borrowings**	**Cash and Bank Balances**
In Hong Kong dollars	800.5	29.7
In Singapore dollars	–	3.9
In Malaysian Ringgit	42.5	1.8
In Renminbi	24.4	49.3
In US dollars	209.4	64.0
In Thai Baht	–	24.3
In Philippine Pesos	–	8.3
In Fiji dollars	–	4.8
In other currencies	–	0.8
	1,076.8	186.9

The borrowings in Hong Kong dollars, Malaysian Ringgit and US dollars (with the exception of the convertible bonds) are at variable rates of interest at spreads over HIBOR, Cost of Funds and SIBOR, respectively. The loans in Renminbi are at rates specified by The People's Bank of China from time to time.

As at 31 December 2004, of the Group's cash and bank balances, US$111.3 million (2003: US$63.8 million) were kept in Mainland China, Malaysia, Thailand, the Philippines and Myanmar. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

TREASURY POLICIES

The treasury policies followed by the Group aim to:

(a) Minimise Interest Risk

This is accomplished in the loan re-financing and loan negotiation process, and in ensuring that surplus funds from operations are made available to the corporate treasury to reduce the debt exposure. The proceeds from the issue of new shares in February 2004 and the convertible bonds (which carried a fixed yield to maturity of 2.75% per annum) in March 2004 have also been temporarily used principally to reduce the borrowings or placed in short term deposits to minimise interest costs pending use for financing the development of new hotels.

The Pudong Shangri-La, Shanghai repaid bank loans amounting to RMB200 million financed by the US dollar shareholder loans provided by the Group and surplus cash directly from fellow subsidiaries in Mainland China. The Shangri-La Hotel, Qingdao has also repaid RMB10 million to the bank. The Group repaid all the Singapore dollar borrowings in 2004 that carried higher interest rates.

From time to time, the Group closely monitors its loan portfolio and compares the interest margin under existing agreements against new offers. The Group has also sought to hedge its medium term interest rate risk by entering into HIBOR interest rate swap contracts. As at 31 December 2004, the Group had outstanding contracts for an aggregate principal amount of HK$2,716 million at fixed interest rates ranging between 4.69% and 5.74% per annum. The interest cover continues through December 2006.

In March 2005, the Group contracted for additional forward cover for an aggregate principal amount of HK$1,300 million for a period of 5 years at fixed interest rates ranging from 4.335% to 4.345% per annum.

(b) Minimise Currency Risk

The Group has an economic hedge in terms of currency risk to the extent that all the properties in Hong Kong, Mainland China, Singapore and Malaysia derive their revenue (and most of the expenses associated therewith) in local currencies. In addition, a substantial portion of the hotels' room revenues in the Philippines, Thailand and Indonesia are priced in United States dollars. Revenues in Indonesia are also immediately converted into United States dollars upon realisation, to the maximum extent possible.

The Group attempts to align the currencies of its loan portfolio with the currency mix of the Group's investments and revenues in various countries. Given the general expectations about the strengthening of the Renminbi and in compliance with directives issued by the foreign exchange regulatory authorities, subsidiaries in Mainland China have contracted bank loan facilities partly in Renminbi and partly in Hong Kong dollars. During the year, the Group's wholly owned subsidiary in Fuzhou obtained new bank loan facilities in an aggregate amount of HK$218 million to finance the hotel's development cost. A subsidiary in Malaysia has obtained a new bank loan facility of RM90 million to finance the redevelopment project of Shangri-La's Rasa Sayang Resort, Penang. As mentioned earlier, the Group has secured new corporate bank loans in dual-currencies to provide flexibility in view of the continuing depreciation of the US dollar. The Group has also repaid all its borrowings in Singapore dollars in view of the general appreciation of that currency against the US dollar. Moving forward, the Group plans to selectively increase the funding assistance provided to its subsidiaries in Mainland China in order to reduce their Renminbi borrowings.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts upon consideration of the currency risks involved and the cost of obtaining such cover.

FIXED ASSET VALUATION

With the exception of properties held on leases of which the unexpired term is 20 years or less, all investment properties including hotels are stated at professional valuations carried out by independent firms of professional valuers as at 31 December 2004.

OTHER INVESTMENTS

Given favourable market conditions, the Group continued to gradually dispose of its investment portfolio in marketable securities to realise cash for its project developments. In 2004, this disposal of US$33.1 million recorded realised gains of US$8.9 million before adjustment for minority interests (US$8.8 million after minority interests). Dividend income from marketable securities of US$1.4 million before adjustment of minority interests (US$1.3 million after minority interests) was recorded in 2004.

As at 31 December 2004, the market value of the Group's investment portfolio was US$37.1 million which included an unrealised gain of US$12.0 million before adjustment of minority interests (US$10.5 million after minority interests). The investment portfolio included 11,805,055 ordinary shares in the Company ("such SA shares") with a market value of US$16.9 million held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), one of the principal subsidiaries of the Group which is listed on the Stock Exchange of Thailand. Such SA shares were held by the wholly owned subsidiary of SHPCL before the Company acquired a controlling interest in it in late 1999. The Company had undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose of all such SA shares to parties independent of the Kuok Group. 1,390,000 of SA shares were disposed of on The Stock Exchange of Hong Kong Limited ("HKSE") in 2004 by that subsidiary.

PROJECTS/RENOVATIONS

Development Programmes

In 2004, the Group broke ground for the construction of the following hotels in Mainland China:

• Shangri-La Hotel, Ningbo	550 rooms
• Shangri-La Hotel, Futian	596 rooms
• Extension to the Shangri-La Hotel, Qingdao	190 rooms
• Shangri-La Hotel, Chengdu	580 rooms
• Shangri-La Hotel, Xian	400 rooms

Work is progressing satisfactorily at the Group's projects in Pazhou, Guangzhou (Mainland China) and Chiangmai, Thailand which are expected to open in 2006 and early 2007, respectively. On 22 March 2005, the Group broke ground for construction of a hotel project in Wenzhou, Mainland China.

The hotel project in Guilin is in the conceptual design stage. The Group has also acquired land in Huhhot and Baotou, Inner Mongolia (Mainland China), and in Boracay, the Philippines for future hotel developments. It also entered into a joint venture agreement in January 2005 to develop a 180 room hotel as part of a mixed-use complex in Ulaanbaatar, Republic of Mongolia.

The current estimated funding required directly from the corporate for the above projects is US$453 million and will be mainly financed by the existing surplus cash on hand, operating fund flows and available borrowing facilities. Joint venture partners and locally contracted project loans will provide the balance of funds required for these developments.

Renovations

Over the past three years, nearly all of the Group's flagship hotels have been fully renovated and are positioned to benefit from the upturn in business. Major renovations are ongoing at the Island Shangri-La, Hong Kong, Shangri-La's Fijian Resort, Yanuca Island and the Shangri-La Hotel, Jakarta. In December 2004, the Shangri-La's Rasa Sayang Resort in Penang was closed for renovations and redevelopment with the intention to reposition this resort and secure its long term profitability. The expenditure by all subsidiaries on renovations, amounting to an estimated US$84 million, will be financed mainly from operating cash flows of the individual hotels, supplemented by locally contracted short-term bank loans where appropriate.

Lease

In February 2005, the Group entered into an operating lease agreement for a Shangri-La hotel at London Bridge Tower, scheduled to open in late 2009. This marks the Group's foray into the European market. The hotel will be the first new-build five-star hotel to open in the Central London area in over a decade. Designed by the acclaimed architect Renzo Piano, the iconic, 70-storey London Bridge Tower is situated on the South Bank of the Thames River, minutes from the City of London, easily accessible to Canary Wharf and close to key tourist attractions, making it an ideal location ideal both for business and leisure travellers. The deluxe, 195-room, 18-floor Shangri-La will occupy floors 34 to 52 of the Tower. The Tower will have direct access to a key transport interchange providing extensive mainline railway, bus and underground stations. The hotel will also be home to Europe's first CHI spa. The Group's investment for fit-out costs and pre-opening expenses is estimated at US$40 million and will be largely incurred in 2009.

Spas

The Group's first 'CHI' spa opened at the Shangri-La Hotel, Bangkok in July 2004. Designed to create a sanctuary of tranquility inspired by the legend of "Shangri-La", the CHI spa features some of the largest and most luxurious private suites and villas in the hotel sector. CHI spas offer a range of specialised therapies based on Chinese and Himalayan healing traditions, philosophies and rituals. The essence of 'chi' symbolises Shangri-La's definition of a complete wellbeing concept within an Asian context.

There are at present plans for more than ten CHI spas to be introduced in various Group hotel and resort locations over the next few years. CHI spas are scheduled to open in 2005 at Shangri-La's Mactan Island Resort, Cebu, Shangri-La's Fijian Resort, Yanuca Island, the Pudong Shangri-La, Shanghai, and Shangri-La's Barr Al Jissah Resort & Spa, Muscat, Oman.

Connected Transaction – Jingan District, Shanghai

In June 2004, the independent shareholders of the Company and Kerry Properties Limited ("KPL") approved at their respective special general meetings, the entering into of the discloseable and connected transactions relating to the joint acquisition, ownership and development of sites in Jingan District, Shanghai in which the Group will have 48.5% interest. It is intended to develop a high-end composite development consisting of office, residential, serviced apartments, retail and a Shangri-La hotel. Each of the Group and KPL own a piece of land in the area. Development would commence once the joint acquisition of the remaining parcels of land and all local registrations and approvals are obtained. The maximum total investment in the entire project is not expected to exceed US$700 million.

INTENDED SALE OF NON-CORE ASSETS

The Group intends to sell all those assets that it considers "non-core" at favourable prices as and when suitable opportunities arise. Funds released from such sales will be used to finance the Group's capital expenditure commitments, reducing reliance on debt finance. To this end, the Group's subsidiaries entered into a conditional sale and purchase agreement in May 2004 to dispose their entire shareholding in Johdaya Karya Sdn Bhd ("Johdaya"), which owns a commercial and office complex in Johor Bahru, Malaysia. As at the date of this announcement, the Group's effective interest in Johdaya is 35.83%. The proposed disposal of 27 million shares of Johdaya, at a price of RM2.43 per share, is expected to be completed in the second quarter of 2005, subject to the receipt of regulatory approvals.

MANAGEMENT CONTRACTS

In 2004, the Group signed 7 new hotel management contracts for hotels owned by third parties and also successfully rebranded the Shangri-La Hotel, the Marina, Cairns in August 2004. In March 2004, the Group terminated its management contract for a hotel project in Zhengzhou, Mainland China due to inordinate delays in project implementation.

The 374-room Traders Hotel, Changzhou, China opened for business on 3 January 2005.

In March 2005, the Group signed three new hotel management contracts for the development of two Shangri-La hotels and one Traders hotel in Bangalore, the technology capital of India.

Based on contracts executed to date, the number of operating hotels under management and owned by third parties will increase from 8 as at 31 December 2004 to 27 by 2009.

PROSPECTS

The Asia-Pacific region, and in particular Mainland China, which clearly presents tremendous opportunities for continuing growth, continue to be the Group's main sources of business and the focus of its capital investments. The Group is able to sustain a rapid pace of expansion on the Mainland China by entering into management contracts for third-party-owned hotels that do not require a commitment of equity, as well as directly investing in project development.

With a view to further diversifying its portfolio, heightening global awareness of the Group's brand name and, not least, improving returns to shareholders, the Group is also steadily expanding in its youngest markets, South Asia and the Middle East, and is intending to firmly plant the Shangri-La flag in key European and North American gateway cities.

ADOPTION OF NEW ACCOUNTING STANDARDS IN 2005

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") that are effective for accounting periods beginning on or after 1 January 2005. The Group has not been an early adopter of the new HKFRSs in the financial statements for the year ended 31 December 2004. As announced on 17 December 2004, the Group is in the process of making an assessment of the impact of these new HKFRSs and has so far concluded that the adoption of HKAS 17 "Leases" and HKAS 40 "Investment Property" will have the following significant effects:

I. The Group's hotel properties will no longer be accounted for as investment properties. Accordingly, for the accounting year beginning on 1 January 2005, instead of stating the hotel properties at fair value, the Group will adopt the following accounting policies retroactively:

(1) The underlying buildings and integral plant and machinery will be stated at cost less accumulated depreciation and impairment, if any, under HKAS 16 "Property, Plant and Equipment";

(2) The underlying freehold land will be stated at cost less impairment, if any, under HKAS 16 "Property, Plant and Equipment"; and

(3) The underlying leasehold land will be stated at cost and subject to annual operating lease rental charge (amortisation of land cost) as required by HKAS 17 "Leases".

Adoption of these new accounting policies will have the following significant consequences:

(a) The net book value of fixed assets, the overall provision for deferred tax liabilities and the net asset value of the Group will be reduced.

(b) The annual depreciation and lease rental charges will increase and this will reduce the profit after tax attributable to the shareholders ("PAT") and the earnings per share ("EPS") of the Group.

II. For the accounting year beginning on 1 January 2005, the Group will adopt the following accounting policy retroactively for its investment properties:

- The Group's investment properties will continue to be stated at fair value. All changes in the fair value of investment properties from one balance sheet date to the next will be reported in the income statement. Previously, such changes were taken directly to the investment property revaluation reserve account on a portfolio basis to the extent that the reserve remained in surplus.

Adoption of this new policy will affect the PAT and the EPS of the Group depending on the results of the annual revaluation.

However, the above changes will have no impact on the cash generated from operations of the Group or the estimated market values of its fixed asset portfolio that are largely influenced by their ability to generate operating cash flows. In addition, these changes are not expected to adversely affect the financial viability of the Group's operations or to jeopardise its financial position.

The Group will be continuing with the assessment of the impact of the other new HKFRSs and other significant changes may be identified as a result.

PERSONNEL

As at 31 December 2004, the Company and its subsidiaries had approximately 18,100 employees. Salaries and benefits including provident fund, insurance and medical cover, housing and share option schemes are maintained at competitive levels and bonuses are awarded based on individual performance as well as the financial performance of business units. The Board's Remuneration Committee reviews matters relating to the compensation and the incentives proposed for senior management and Executive Directors.

December 2004 saw the launch of a centralised employee training centre at Oriental University City, Lang Fang Economic and Technology Development Zone near Beijing. The Shangri-La Academy will accelerate and intensify employee training in keeping with the Group's expansion in Mainland China and the critical need to attract and retain hospitality industry talent.

SHARE OPTION SCHEME

At the Special General Meeting of the Company held on 24 May 2002, the shareholders of the Company approved the adoption of a new share option scheme (the "New Option Scheme") and the termination of the operation of the executive share option scheme adopted by the shareholders of the Company on 16 December 1997 (the "Executive Option Scheme") (such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect).

As of this date, options outstanding under the two schemes are as follows:

	Executive Option Scheme			New Option Scheme
Grant Date	**1 May 1998**	**15 January 2000**	**15 January 2001**	**29 May 2002**
Exercise price per option share	HK$8.26	HK$8.82	HK$8.18	HK$6.81
Balance as at 1 January 2004	12,278,861	7,859,463	4,589,521	16,400,000
Lapsed in 2004	(435,421)	(193,822)	(97,030)	(335,000)
Exercised in 2004	(6,003,664)	(2,850,932)	(2,726,543)	(11,173,000)
Balance as at 31 December 2004	5,839,776	4,814,709	1,765,948	4,892,000
Lapsed subsequent to 31 December 2004	–	(104,555)	–	–
Exercised subsequent to 31 December 2004	(359,308)	(465,171)	(203,763)	(1,816,000)
Balance as at 31 March 2005	5,480,468	4,244,983	1,562,185	3,076,000

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Except for 1,390,000 ordinary shares of the Company sold by a non-wholly owned subsidiary during the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the year.

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice, as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") (effective prior to 31 March 2004), throughout the year.

REMUNERATION COMMITTEE

A Remuneration Committee of the Board of Directors was set up on 17 October 1997 to review matters relating to the compensation and the incentives proposed for senior management and Executive Directors of the Company. The Committee comprises three members including the Chairman and two Independent Non-Executive Directors. The current Committee members are Messrs. Kuok Khoon Loong, Edward (who acts as chairman of the Committee), Alexander Reid Hamilton and Tow Heng Tan.

AUDIT COMMITTEE

The Company set up an Audit Committee of the Board of Directors on 25 August 1998. The committee comprises three Non-Executive Directors, two of them being independent. The current Committee members are Messrs. Alexander Reid Hamilton (who acts as chairman of the Committee), Ho Kian Guan and Tow Heng Tan. The Committee members have professional qualifications and experience in financial matters that enable the Committee to exercise its powers effectively and provide the Board with independent views and recommendations in relation to financial matters. The main duties of the Audit Committee includes, inter alia, reviewing the half-year and annual financial statements before they are submitted to the Board for approval. The Audit Committee met four times in 2004. Special meetings may be convened at the discretion of the chairman of the Committee to review significant control or financial issues.

The Audit Committee reviewed the financial statements of the Group for the year ended 31 December 2004 prior to recommending them to the Board for approval.

REGISTERS OF MEMBERS

The Registers of Members will be closed from Monday, 23 May 2005 to Thursday, 26 May 2005, both dates inclusive. To qualify for the proposed final dividend, all share transfers must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on Friday, 20 May 2005.

ANNUAL GENERAL MEETING

The forthcoming Annual General Meeting of the Company will be held on Thursday, 26 May 2005.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 31 March 2005

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

Remark: *The website of HKSE (http://www.hkex.com.hk) will contain all the information of the Group required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules (effective prior to 31 March 2004) in due course.*

* *for identification purpose only*

"Please also refer to the published version of this announcement in the South China Morning Post"